SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(b), (c) AND (d)

T.O.D. TASTE ON DEMAND INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

87260N 10 1
(CUSIP Number)

December 31, 2008
(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x] Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 5 Pages)

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KAEYO Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,065,357
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 1,065,357
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON --------
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.6% (1)
12.	TYPE OF REPORTING PERSON: CO

(1) The ownership percentage of the Reporting Person is based on 3,857,257 shares of Common Stock issued and outstanding as of September 10, 2009.

Item 1(a).	Name of Issuer.
T.O.D. Taste on Demand, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices.
55 Hakeshet Street, Reuth, Israel 91708
Item 2(a).	Names of Persons Filing.
KAEYO Investments Ltd.

Item 2(b).	Address of Principal Business Office, or if none, Residence.
c/o Yoel Neeman, Tadmor & Co. 5 Azrieli Center Tel Aviv Israel 62071
Item 2(c).	Citizenship.
Israel
Item 2(d).	Title of Class of Securities.
Common Stock, par value $0.001 per share (the “Common Stock”)
Item 2(e).	CUSIP Number.
87260N 10 1
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.

KAEYO Investments Ltd. is wholly owned by Mr. Yoel Neeman. By virtue of such relation, Mr. Neeman may be deemed to have voting and dispositive power with respect to the common stock held by KAEYO Investments Ltd. Mr. Neeman disclaims beneficial ownership of such shares. Accordingly for the purpose of this statement:

(a)	Amount beneficially owned: As of the date hereof, KAEYO Investments Ltd. owns 1,065,357 shares of Common Stock of the Issuer
(b)
Percent of Class: KAEYO Investments Ltd. beneficially owns 27.6% of the Issuer’s issued and outstanding Common Stock (based on 3,857,257 shares of Common Stock issued and outstanding as of September 10, 2009).

(c)	Number of shares as to which KAEYO Investments Ltd. has:
i.	Sole power to direct the vote: 1,065,357 shares of Common Stock of the Issuer.
ii.	Shared power to vote or to direct the vote: None.
iii.	Sole power to dispose or direct the disposition of the Common Stock: 1,065,357 shares of Common Stock of the Issuer.
iv.	Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2009
/s/ KAEYO Investments Ltd.